May 4, 2005

MAIL STOP 0511

Mr. Charles D. Newman, CEO
Sonoma College, Inc.
1304 South Pointe Blvd., Suite 280
Petaluma, CA 94954

Re:	Sonoma College, Inc.
File No. 333-120671
Registration Statement on Form SB-2
      Amendment 2 filed March 22, 2005

Dear Mr. Newman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We repeat our previous comment one. We note that there is currently no market for your common shares. Given this, please revise your cover page to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Please remove the term "anticipate."

2. The words "prospectus" and "offering" are capitalized throughout the prospectus. As appropriate, please revise so that the words appear in lower case.


Summary

3. Please remove the promotional statement "[i]n management`s opinion, this integrated pedagogy provides state-of-the-art education with multiple learning options."

4. We note the statement "[w]hile we experienced increased revenue in each current period as compared to the preceding year." Please include, if true, that the company has also experienced increased expenses in each current period as compared to the preceding year. If this is not true, the company should note the increase in expenses during recent periods.

5. Please include the expenses in the summary of the income statement.

6. Please include a summary of the balance sheet.

7. We note that you indicate, in a footnote in the "Offering" section, that the $1.00 per share price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457. Please delete this statement as the selling security holders must the common stock at a fixed price, which is quantified in your prospectus, until your shares are quoted on the OTC Bulletin Board (or other specified market).


Risk Factors

8. Please highlight the risk factor subheadings through numbering, bold type, underlining or in another clear manner.

9. It appears that risk factor one discusses two risk factors. The first risk factor is in regards to the college complying with federal regulation in order for the college to participate in various federal financial student aid programs. The second risk factor is in regards to the college complying with standards and policies in order for the college to receive accreditation. Please revise to separate risk factor one into two risk factors. Please combine the risk of losing its accreditation with risk factors nine.

10. In risk factor one, we note the statement that the company will
"undertake steps to attempt to assure that the students . . . do not default on payments to ED funded student loans, when the loans are federally guaranteed . . ." In the business section, please discuss these steps that that the college will undertake. If the costs are significant in undertaking these steps, please analyze and discuss in the management`s discussion and analysis section.

11. Please combine risk factor one with risk factors five, six, eight and ten.

12. In risk factor two, it may be helpful for an investor to explain the reasons for the losses and likeliness for the losses to continue in the near term.


13. In risk factor three, please revise to avoid the generic conclusion you reach in the risk factor narrative that the risk will
adversely affect your financial condition.   Instead, replace this
language with specific disclosure of how your business and operations would be affected. Also combine risk factors three and four.

14. We note in risk factor four that the college includes a risk related to legislative action reducing financial aid funding. We note that the company states that "Congress must reauthorize HEA approximately every six years." In the business section, please include the year in which the funding must be reauthorized by Congress.

15. Please revise to update risk factor number five.

16. We note that the several of your risk factors regarding the federal financial student aid programs and accreditation are long and technical. Some of this information could be discussed in other parts of the prospectus, such as the business section. For example, see risk factors five, six, eight, nine and ten. Please revise these risk factors accordingly.

17. Please revise the narrative and subheading of risk factor seven and fifteen to avoid the generic conclusion that the business will be harmed or adversely affected. Please state the specific risk to the college if the risk materializes.


Risks related to this offering

18. Please revise the subheading in risk factor 19, regarding additional funding, to describe the risk that is discussed in the narrative. Also, please separate the risk of dilution from the risk of not receiving additional capital.

19. We note your response to comment 14. After further consideration it continues to appear to us that the risk factor addressing your network infrastructure and computer system and penny stock regulations are generic in nature and equally applicable to similarly situated businesses. Please relocate the disclosure later in the prospectus.

20. Please revise the narrative of the last risk factor. The information describes the risk of the penny stock rules which is a separate risk factor. Please note that some of this information may be too technical to discuss in the risk factor section.


Selling Security Holders

21. Please reconcile the amount of shares that the selling shareholders are offering with the amount in the table. We note that the table appears to reflect that 6,171,647 shares are being offered.



Plan of Distribution

22. We note your use of an imbedded list in the plan of distribution section. Revise the prospectus to delete the use of all imbedded lists. Rather than include these lists in paragraph form, break them out into bullet points, with one bullet point for each item listed.


Directors, Executive Officers, Promoters and Control Persons

23. Under the description of the business experience of Mr.
Weaver,
please include the dates in which Mr. Weaver has served on the academic council and the board of directors of Test University. Also include the dates when he was a member for each of the listed consulting groups and when he was on the board of directors of Aspen
University and the Rhodes Group.   Please explain the statement
"which resulted in his being identified with numerous national, state and local government and professional activities." Please provide a reasonable basis for this statement or remove. Please include the names of the accrediting agencies, his position and dates of involvement. Please include the dates when Mr. Weaver served in board capacity for the Accrediting Commission for Independent Colleges and Schools and as Chair for visiting teams.

24. Under the description of business experience of Mr. Keats, we note the statement "[i]n these positions, he has worked closely with educational institutions - both public and private." Please provide the reasonable basis for this statement or remove.

25. Under the description of business experience of Mr. Rosenthal, please remove the promotional statement "Mr. Rosenthal has a broad range of law enforcement and homeland security expertise" or provide a reasonable basis for the statement.


Interests of Named Experts and Counsel

26. We note your statement that "[n]o . . . `Counsel` . . . as defined by Item 509 of Regulation S-B . . . whose services were used in the preparation of this Form SB-2 . . . will receive a direct
or
indirect interest in the company."  We note that Cohen & Czarnik
LLP
holds an interest in the company`s common stock.  See Instruction
1
to Item 509 of Regulation S-B.  Please revise.


Description of Business

27. Please briefly describe the business development of the company and include whether the company intends to enter into any merger or acquisition. If so, please describe. See Item 101(a) of Regulation
S-B.


Industry Background

28. Under the subheading Budget Limitations, we note the statement that "[i]n management`s opinion, public post-secondary education continues to struggle under budgetary constraints due to limited growth in federal, state and local education budgets." Please provide the reasonable basis for the statement or remove.


Strategy

29. We note that the company provides a comparison of student enrollment for the first and second semesters of fiscal `04 to `03.
If the information is available, it may be helpful to include a comparison for the first and second semesters of fiscal `05 to `04.


Internal Growth Strategy

30. Please explain the statement we "[w]e also intend to achieve enrollment growth . . . by identifying suitable acquisition opportunities . . ."


Consortium Agreements, Branching, and Acquisition

31. We note the statement on page 25 that part of the company`s strategy is "pursuing external growth through the acquisition of complimentary businesses." We also note that the company merged with
MW Asia which "had not conducted any business of any nature." In light of these disclosures, please explain the business purpose of the company`s merger with MW Asia, Inc.

32. Please name the majority shareholder of MW Asia from which the company acquired 4,250,000 shares of the outstanding stock of MW
Asia.

33. Please name the group in which the company entered into an 18 month financial consulting service agreement. Please describe the principal terms of the agreement, such as the specific services the group will provide regarding acquisitions, financing and strategic planning. Please describe any specific future acquisitions and the strategic plan. Please file the agreement as an exhibit.


Tuition Fees

34. We note a discussion of tuition fees as of November 2004.
Please
update this discussion for tuition fee data as of December 31, 2004.

35. We note your response to comment 51 that you do not receive any fees from textbook purchases and your disclosure that student purchase their textbooks from third party vendors. We also note your disclosure in your Management`s Discussion and Analysis section that your revenues are derived from textbook sales. Please revise as appropriate.


Faculty

36. We note disclosure for full-time and part-time faculty as of September 2004. Please update this discussion for faculty statistics as of December 31, 2004.


Management`s Discussion and Analysis and Plan of Operations
General

37. The introduction or overview should provide a balanced
discussion
that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. Given that in recent periods, the company has had increased expenses and an operating loss, it would seem that the company should provide insight into these trends and uncertainties in the short and long term as well as the actions management is taking to address these challenges
and risks.   Please see the Commission Guidance Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

38. We note that the company has received approximately 67.4% of revenue, on a cash basis, from student assistance financial aid programs under Title IV of the HEA. Tell us supplementally if the addition of the consortium programs has materially changed this percentage for the six months ended 12/31/04.


Results of Operations for the Six Months Ended December 31, 2004 as
Compared to Six Months Ended December 31, 2004
Revenues

39. We note the table under this subsection. Please revise to include the expenses and operating loss or income for these periods as similar to the table presented in the following section that compares fiscal years 2004 and 2003.

40. We note the disclosure regarding the program revenue arrangement with the related party company. Please describe the revenue/costs arrangements for the company under the program revenue arrangement or advise us why this disclosure is not necessary.


Net Loss

41. Please explain the increase in expenses for the recent period in relation to the termination of the program revenue arrangement.
Discuss and analyze this trend or uncertainty with respect to its expected impact on income from continuing operations.


Results of Operations for the Year Ended June 30, 2004 As Compared to
Year Ended June 30, 2003
Operating Expenses:
Instructional Cost

42. We note the statement "[w]e generally incur a lower ratio of instructional costs with respect to program revenue as compared to
Tuition. . . . However instructional costs increased . . ."
Revise
to discuss and analyze this trend in increased costs with respect to tuition revenue.


Liquidity and Capital Resources

43. In discussing the increase in enrollment and direct tuition revenues, please discuss and analyze the impact that the increase in expenses will have upon the company`s liquidity.

44. Please discuss whether the company will have to raise capital in the next 12 months and, if yes, describe how the company will raise such capital. Also describe other sources in which the company may use to meet its cash requirements.

45. We note your statement that "we believe that cash flows from operations for the twelve months ending December 31, 2005 will be adequate to support operations through December 31, 2005." (emphasis added) Please correct the typographical error. We also note that you have had cash used in operations for the six months ended December 31, 2004 and for the year ended June 30, 2004. Revise to provide the basis for your statement that that the cash flows from operations will sustain operations through December 31, 2005.

46. We note that the company has cash of $26,571 as of December
31,
2004. We also note that the company will have total offering expenses of $200,793. Please explain how the company will pay for the offering expenses.


Reports to Securities Holders

47. Please disclose whether the company will voluntarily send an annual report and whether the report will include audited financial statements as required by Item 101(c)(1) of Regulation S-B.


Certain Relationships and Related Transactions

48. Please revise to include disclosure related to both the Note
Payable - Stockholder of $100,000 and the advance to the President of
$10,000. Both of these amounts are recorded on the balance sheet as of December 31, 2004.

49. Please indicate the amount of revenues from HES to Sonoma for the years ended June 30, 2004 and June 30, 2003. Also indicate the amount of the balance that was subsequently collected as of October
31, 2004. Briefly indicate whether any interest accrued on the outstanding balance.

50. Please briefly describe the nature of the consulting services provided by Technology Exchange, Inc.


Executive Compensation

51. Please describe whether any compensation is currently being paid to officers other than John Stalcup.


Financial Statements
Financial Statements for the Years Ended June 30, 2004 and 2003
Statement of Stockholders` Equity for the periods, Page F-7

52. Please tell us supplementally why the 750,000 shares issued to
56
shareholders on September 21, 2004 is reflected in the Statement of
Stockholders` Equity for the year ended June 30, 2004 and not in the
Statement of Stockholders` Equity for the six month period ending December 31, 2004.

Note 7, Stockholders` Equity, Page F-21

53. We noted your response to comments 83 and 84 in which you indicate that the acquisition of MW Asia is not considered a business combination. Paragraph 9 of SFAS 141 states "a business combination occurs when an entity . . . acquires equity interest of one or more other entities and obtains control over that entity or entities." Based on this guidance and the facts disclosed, it appears the MW Asia transaction was a business combination. Revise to provide the disclosures required by paragraph 51 of SFAS 141. Include in this revision facts previously provided supplementally, such as "MW Asia was formed with no assets or liabilities and never conducted any business of any kind."

General Comments

54. Please tell us supplementally whether the company`s consortium arrangements and existing course offerings at the Petaluma and San Francisco campuses represent separate operating segments as defined in paragraph 10 of SFAS 131 and explain management`s basis for this determination. If the units do represent separate operating segments, please revise to include the disclosures required by paragraphs 25 - 28 of SFAS 131. Also, expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section
501.06.a of the Codification of Financial Reporting Policies.

Financial Statements for the Periods ended December 31, 2004
Note 3, Summary of Selected Significant Accounting Policies, Page
F-
31

55. Upon review of the Consortium Agreement, net fees are defined as tuition fees received, less any applicable taxes, duties, discounts, refunds or credits. This definition appears different than that disclosed in Notes 3 and 5. Please revise to clarify and provide a supplemental copy of the Program Specification for the MRI Technology offering at Casa Loma as defined in the Consortium Agreement.

56. In Note 5, you state the initial focus of the consortium agreement with Casa will be on providing Sonoma`s program at campuses operated by Casa. Later in the Note, you disclose that Sonoma billed
$60,500 in gross tuition and recognized $22,360 in tuition revenue.
In Note 3, you disclose that in Agent Programs the consortium partner will generally perform administration, billings, collection and other services. Please explain why Sonoma is performing the billing on this arrangement. Revise the disclosures in Notes 3 and 5 to clarify.

57. Please revise the disclosure to clarify if Sonoma will receive 60% of net fees in both the Direct and Agent forms of the consortium agreements.

General Comments

58. Please revise the financial statements and footnotes for the periods ended December 31, 2004 as necessary to address our applicable comments on the financial statements for the year ended June 30, 2004.

Part II
Recent Sales of Unregistered Securities

59. We note the statement that "[a]s of February 28, 2005, $54,000 in
cash for subscriptions for 625,000 shares amounting to $75,000 were
received."  Please explain this statement and describe whether these
subscriptions relate to the offering of April 12, 2004 through
August
5, 2004.  Please disclose whether the company has received all of the
cash from the offering of April 12, 2004.   We may have further
comments.

60. We do not understand your statement that there was no general solicitation or advertising in the September 1, 2004 offering to 56 shareholders of MW Asia, Inc. Please revise your response to disclose the facts that support your conclusion that no general
solicitation or advertising occurred.   We may have further
comment.

61. In regard to the shares issued in connection with the merger, please include the dollar amount of the offering. Note that in the current offering, the shares are being offered at $1.00 per share.

62. Please note that under Rule 504 of Regulation D, the aggregate offering price for an offering of securities shall not exceed $1,000,000 during a 12 month period. See Rule 504(b)(2) of Regulation
D of the Securities Act. For each of the transactions, please explain how the company complies with this provision of Rule 504.

63. The filing of the company`s offering statement on November 22, 2004 constitutes a general solicitation of the common stock. We note that you agreed to issue 156,250 shares to Myron Landin on December
15, 2004. Neither the Section 4(2) nor Rule 504 of Regulation D provide for any form of general solicitation or advertising to market the securities. Provide us with the legal and factual basis underlying the exemption from registration claimed for the issuance of these securities. We may have further comment.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Brian Bhandari at (202) 824-5696 or Terence O`Brien at (202) 942-2999 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Stephen J. Czarnik, Esq.
	Fax (212) 937-3870
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Sonoma College, Inc.
Page 10